Apex Critical Metals (CSE: APXC) 1450-West Pender Street Vancouver, B.C. V6C 1H2 www.apexcriticalmetals.com

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Apex Critical Announces Private Placement of Flow Through Shares

News Release - Vancouver, BC, - February 14, 2025: Apex Critical Metals Corp. (CSE: APXC) (OTCQB:APXCF) ("Apex" or the "Company"), is pleased to announce a non-brokered private placement offering of up to 1,530,612 flow-through common shares (each, an "FT Share") at a price of $0.98 per FT Share for aggregate gross proceeds of up to $1,500,000 (the "Offering").

The FT Shares will qualify as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec). An amount equal to the gross proceeds from the issuance of the FT Shares will be used to incur eligible resource exploration expenses which will qualify as "Canadian exploration expenses"(as defined in the Income Tax Act (Canada)). In addition, with respect to eligible subscribers residing in the province of Québec, they would also be eligible for i) an additional deduction for CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec), and ii) for an additional deduction for certain surface mining CEE incurred in Québec that qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec).

The FT Shares will be subject to a hold period of four months and one day from the date of issuance. Closing of the Offering will be subject to satisfaction of certain conditions, including, but not limited to, the receipt of all necessary regulatory and other approvals, including approval by the Canadian Securities Exchange (the "CSE").

None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Apex Critical Metals Corp.

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of high potential rare earth elements (REE's) and niobium properties. Apex Critical Metals is publicly listed on the CSE, and its Common Shares currently trade under the symbol "APXC".

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Apex Critical Metals (CSE: APXC) 1450-West Pender Street Vancouver, B.C. V6C 1H2 www.apexcriticalmetals.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to non-objection by the CSE with respect to the Offering and the proposed use of proceeds. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company, including, but not limited to, the Offering may not be completed as expected or at all and those additional risks set out in the Company's public documents filed on SEDAR+ at www.sedarplus.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.